

October 28, 2010

Xin Qiu
Chief Executive Officer
Heli Electronics Corp.
No. 50 Fengxiang South Road,
Jinaggao Town, Baiyun District
Guangzhou, Guangdong Province
P.R. China

> **Re:** **Heli Electronics Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed May 3, 2010**
> **File No. 000-53692**

Dear Mr Qiu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief